Exhibit 99.1
ENCANA CORPORATION (the “Corporation”)
NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID
1.	Securities Sought:
(a)	Class of securities: common shares

(b)	Total number of securities:
(i)	Issued and outstanding: approximately 752,256,958 (as at October 31, 2007)

(ii)	If applicable, the total public float: approximately 751,187,320
(c)	Percentage of securities that the NCIB is for:
(i)	% of issued and outstanding (maximum 5%): not applicable

(ii)	% of the public float, as the case may be (maximum 10%): 10%
(d)	Maximum number of securities that may be acquired under the NCIB:

75,118,732 for cancellation
(e)	Where the issuer has established a specific number of securities to be acquired under the NCIB, the number of securities sought:

Not applicable
(f)	Is the issuer an investment fund:

no
(g)	If the answer is NO, the average daily trading volume for six months prior to date hereof:

2,362,409
(h)	If the issuer has a class of restricted securities:

not applicable
(i)	A description of the voting rights of all equity securities:

Not applicable
(ii)	If the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB.

Not applicable

2.	Duration: State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence (i.e. May 1, 2004 to April 30, 2005):

November 13, 2007 to November 12, 2008

3.	Method of Acquisition: State the following:
(a)	that purchases will be effected through the facilities of TSX and identify any other exchanges on which purchases will be made:

New York Stock Exchange

(b)	that purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX:

yes

(c)	that the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of the acquisition:

yes

(d)	whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding:

no
4.	Consideration Offered: State any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NCIB, such as specific funds available, method of purchasing, etc.:

none

5.	Reasons for the NCIB: State the purpose or business reasons for the NCIB:

The Corporation believes that the purchase of common shares can, from time to time, be undertaken at prices that make their acquisition an appropriate use of the Corporation’s funds.
6.	Valuation: Include a summary of any appraisal or valuation of the issuer known to the directors or officers of the issuer after reasonable enquiry regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation:

To the knowledge of the directors and officers (excluding those persons who are entitled to rely on the exemptions contained in National Instrument 55-101) of the Corporation, after reasonable enquiry, no independent appraisal or valuation or material non-independent appraisal or valuation has been prepared within the past two years regarding the Corporation or its material assets or securities. The Corporation, in accordance with usual practices in the oil and gas industry, prepares annual independent engineering evaluations of the petroleum and natural gas reserves of the Corporation and its subsidiaries, a summary of which is publicly disclosed annually.

7.	Previous Purchase: Where the issuer has purchased securities which are the subject of the NCIB bid within the past 12 months, state the following:
(a)	Method of acquisition: Normal Course Issuer Bid

(b)	The number of securities purchased: 63,447,700

(c)	The weighted average price paid: US $51.54
8.	Persons acting jointly or in concert with the Issuer: Disclose the identity of any party acting jointly or in concert with the issuer:

none

9.	Acceptance by Insiders, Affiliates, and Associates:
(a)	Name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB:

To the knowledge of the Corporation, after reasonable enquiry, no director or senior officer or any associate of any such director or senior officer (excluding those persons who are entitled to rely on the exemptions contained in National Instrument 55-101) of the Corporation has a present intention to sell Common Shares during the course of the normal course issuer bid other than such sales as may be necessary in their personal circumstances in amounts that are not expected to be significant and sales by such persons as may occur as a result of the exercise by such persons of outstanding stock options during the course of the normal course issuer bid.

(b)	Where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities:

None
10.	Benefits from the NCIB: State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell:

none

11.	Material changes in the Affairs of the Issuer: Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer:

none

12.	Participating Organization Information:
(a)	Name of broker: UBS Securities Canada Inc.

(b)	Name of registered representative: Tom Scheuring
(c)	Address of broker: 161 Bay Street, Suite 4100, P.O. Box 617,
     Toronto, ON M5J 2S1
(d)	Fax Number: 416-350-2264 Tel: 416-350-2273
13.	Any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB:

none

14.	Certificate: The undersigned, a director or senior officer of the issuer duly authorized by the issuer’s board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

“Thomas G. Hinton”
NAME: Thomas G. Hinton
TITLE: Treasurer DATE: November 8, 2007